Mail Stop 0308

							May 24, 2005



Henry Schneider
Interim President
U. S. Energy Systems, Inc.
One North Lexington Avenue
White Plains, NY  10601


	RE:	U. S. Energy Systems, Inc.
		Item 4.01 Form 8-K filed November 23, 2004
            	File No. 0-10238


Dear Mr. Schneider:

          We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. We note that Kostin intends to resign at a future date. Please revise your November 23, 2004 filing to state the date they notified you of their intention to resign and state that there were no disagreements through this date, if true. Please be aware that you will need to file another amendment when Kostin has completed all services they will provide to you as your principal auditor.






Henry Schneider
U. S. Energy Systems, Inc.
May 24, 2005
Page 2


2. The second paragraph should be revised to clarify that you are referring to Kostin`s reports for either of the past two years, and not just for the most recent report which covers two years of financial statements. See Item 304(a)(1)(ii) of Regulation S-K. Please revise or advise.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


	The amendment requested above should be filed within five business days from the date of this letter or we should be advised by that date when it will be filed. The amendment should include an appropriate letter from your former accountants indicating that they have read the Form 8-K/A. Please file your response to these comments as an EDGAR correspondence file at the same time as you file the Form 8-K/A.  Any questions regarding the above should be directed
to me at (202) 551-3330, or in my absence, to Robert Benton at
(202)
551-3804.

							Sincerely,



							Robert Burnett
						            Staff Accountant


??

??

??

??